Annual Report

Cover Page

Name of issuer:

Atakama Inc.

Legal status of issuer:

> Form: **Corporation**
>
> Jurisdiction of Incorporation/Organization: **DE**
>
> Date of organization: **3/19/2014**

Physical address of issuer:

535 Fifth Avenue
New York NY 10017

Website of issuer:

https://www.atakama.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

34

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$4,956,186.00	$7,531,328.00
Cash & Cash Equivalents:	$3,568,775.00	$6,908,824.00
Accounts Receivable:	$64,912.00	$110,401.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$18,280,204.00	$18,280,204.00
Revenues/Sales:	$599,957.00	$1,129,188.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($6,773,136.00)	($6,468,926.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

   Atakama Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Dimitri Nemirovsky	COO	Atakama Inc.	2014
Daniel H. Gallancy	CEO	Atakama Inc.	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Scott Glazer	CRO	2019
Dimitri Nemirovsky	COO	2014
Daniel H. Gallancy	CEO	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Daniel H. Gallancy	10132347.0 A-1 Preferred Stock	71.24

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the

offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Costs May Grow More Quickly Than the Company's Revenues, Harming the Business and Profitability. Projected expenses and/or the time to market may be greater than anticipated and any capital investments intended to make the business more efficient may not be successful. In addition, the Company may need to increase marketing, sales, and other operating expenses in order to grow and expand its operations and to remain competitive. Increases in costs may adversely affect the Company's business and profitability.

The Business Projections are Only Estimates.
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its products, or that the Company will be able to provide the service at a level that allows it to make a profit and still attract business.

The Company Faces Significant Market Competition.
The Company competes with and will compete with larger, established companies with competing products on the market and/or various respective product line development programs. The competition may have much better financial means, as well as more robust marketing and sales programs than the Company. The competition may succeed in developing and marketing competing equivalent products and services earlier than the Company, or superior products than those developed by the Company. There can be no assurance that competitors will render the Company's technology, products, or services obsolete or that the products and services developed by the Company will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The Market for Encryption Software that Uses Multifactor Threshold Cryptography is New and Unproven and May Not Grow.
We believe our future success depends in large part on the growth of the market for multifactor encryption software that enables enterprises to secure their data. In order for us to market and sell our products, we must successfully

demonstrate to enterprise IT, security and business personnel the potential value of their data and the risk of that data getting compromised or stolen. We must persuade them to devote a portion of their budgets to an encryption software and extract value from this resource. We cannot provide any assurance that enterprises will recognize the need for our products or, if they do, that they will decide that they need a solution that offers multifactor encryptions. Encryption software solutions like ours may not yet be viewed as a necessity, and accordingly, our sales effort is and will continue to be focused in large part on explaining the need for, and value offered by, our solution. We can provide no assurance that the market for our solution will continue to grow at its current rate or at all. The failure of the market to develop would materially adversely impact our results of operations.

Prolonged Economic Uncertainties or Downturns Could Materially Adversely Affect our Business.

Our business depends on our current and prospective customers' ability and willingness to invest in IT services, including cybersecurity projects, which in turn is dependent upon their overall economic health. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from COVID-19, changes in gross domestic product growth, potential future government shutdowns, the federal government's failure to raise the debt ceiling, financial and credit market fluctuations, the imposition of trade barriers and restrictions such as tariffs, political deadlock, restrictions on travel, natural catastrophes, warfare and terrorist attacks, could cause a decrease in business investments, including corporate spending on enterprise software in general and negatively affect the rate of growth of our business.

Uncertainty in the global economy makes it extremely difficult for our customers and us to forecast and plan future business activities accurately. This could cause our customers to reevaluate decisions to purchase our product or to delay their purchasing decisions, which could lengthen our sales cycles.

A downturn in any of the industries we sell to may cause enterprises to react to worsening conditions by reducing their spending on IT. Customers may delay or cancel IT projects, choose to focus on in-house development efforts or seek to lower their costs. To the extent purchases of licenses for our software are perceived by customers and potential customers to be discretionary, our revenues may be disproportionately affected by delays or reductions in general IT spending. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our software. If the economic conditions of the general economy or industries in which

we operate worsen from present levels, our business, results of operations and financial condition could be adversely affected.

We May Face Increased Competition in our Market. While there are some companies that offer certain features similar to those embedded in our solutions, as well as others with whom we compete in certain use cases, we believe we do not currently compete with a company that offers the same functionalities that we offer in a single integrated solution. Nevertheless, we do compete against various software vendors that provide various encryption solutions. We may therefore face increased perceived and real competition from other security technologies. In the future, as customer requirements evolve and new technologies are introduced, we may experience increased competition if established or emerging companies develop solutions that address the encryption market. Furthermore, because we operate in a relatively new and evolving area, we anticipate that competition will increase based on customer demand for these types of products.

In particular, if a more established company were to target our market, we may face significant competition. They may have competitive advantages, such as greater name recognition, larger sales, marketing, research and acquisition resources, access to larger customer bases and channel partners, a longer operating history and lower labor and development costs, which may enable them to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we do. Increased competition could result in us failing to attract customers or maintain licenses at the same rate. It could also lead to price cuts, alternative pricing structures or the introduction of products available for free or a nominal price, reduced gross margins, longer sales cycles, lower renewal rates and loss of market share.

In addition, our current or prospective channel partners may establish cooperative relationships with any future competitors. These relationships may allow future competitors to rapidly gain significant market share. These developments could also limit our ability to obtain revenues from existing and new customers.

Our ability to compete successfully in our market will also depend on a number of factors, including ease and speed of product deployment and use, the quality and reliability of our customer service and support, total cost of ownership, return on investment and brand recognition. Any failure by us to successfully address current or future competition in any one of these or other areas may reduce the demand for our products and adversely affect our business, results of operations and financial condition.

If Our Subscription-Based Business Model Fails to Yield Benefits, Our Results of Operations Could be Negatively Impacted.

Market acceptance of our products is dependent on our ability to include functionality and usability that address certain customer requirements. Additionally, we must optimally price our products in light of marketplace conditions, our costs and customer demand.

Our subscription strategy may give rise to a number of risks, including the following:

--Our revenues and cash flows may fluctuate more than anticipated over the short-term as a result of this strategy;
 --If our customers do not renew their subscriptions or do not renew them on a timely basis (including due to substantial implication of the economic turmoil caused by the COVID-19 pandemic), our revenues may decline and our business may suffer; and
--We may be unsuccessful in maintaining or implementing our target pricing or new pricing models, product adoption and projected renewal rates, or we may select a target price or new pricing model that is not optimal and could negatively affect our sales or earnings.

We May Not be Able to Predict Subscription Renewal Rates and Their Impact on our Future Revenues and Operating Results.

Although our subscriptions are designed to increase the number of customers that purchase our solutions and the number of licenses purchased by existing and new customers to create a recurring revenue stream that increases and is more predictable over time, our customers are not required to renew their subscriptions for our solutions and they may elect not to renew when, or as we expect, or they may elect to reduce the scope of their original purchases or delay their purchase. We cannot accurately predict renewal rates given our varied customer base of enterprise and small and medium size business customers and the number of multiyear subscription contracts. Customer renewal rates may decline or fluctuate due to a number of factors, including offering pricing, competitive offerings, customer satisfaction and reductions in customer spending levels or customer activity due to economic downturns including, but not limited to, the COVID-19 pandemic, the adverse impact of import tariffs or other market uncertainty. If our customers do not renew their subscriptions when or as we expect, or if they choose to renew for fewer subscriptions (in quantity of licenses) or renew for shorter contract lengths or if they renew on less favorable terms, our revenues and earnings may decline, and our business may suffer.

We Have Been Growing and Expect to Continue to Invest in our Growth for the Foreseeable Future. If we Fail to

Manage this Growth Effectively, our Business and Results of Operations will be Adversely Affected.

We intend to continue to grow our business and plan to continue to hire new sales and engineering employees either for expansion or replacement of existing personnel. If we cannot adequately and timely hire new employees and if we fail to adequately train these new employees, including our sales force, engineers and customer support staff, which processes have become more challenging during the COVID-19 period, our sales may not grow at the rates we project and/or our sales productivity might suffer, our customers might decide not to renew or reduce the scope of their original purchases, or our customers may lose confidence in the knowledge and capability of our employees or products. We must successfully manage our growth to achieve our objectives. We cannot provide any assurance that our business will continue to grow at the same rate, or at all.

Our ability to effectively manage any significant growth of our business will depend on a number of factors, including our ability to do the following:

• adequately and timely recruit, train, motivate and integrate new employees, including our sales force and engineers, while retaining existing employees, maintaining the beneficial aspects of our corporate culture and effectively executing our business plan, especially during this challenging period of the COVID-19 pandemic;

• satisfy existing customers and attract new customers;

• successfully introduce new products and enhancements;

• effectively manage existing channel partnerships and expand to new ones;

• improve our key business applications and processes to support our business needs;

• enhance information and communication systems to ensure that our employees are well-coordinated and can effectively communicate with each other and our growing customer base;

• enhance our internal controls to ensure timely and accurate reporting of all of our operations and financial results;

• protect and further develop our strategic assets, including our intellectual property rights; and

• make sound business decisions in light of the scrutiny associated with operating as a public company and the increased strain and pressures associated with COVID-19.

These activities will require significant investments and allocation of valuable management and employee resources, and our growth will continue to place significant demands on our management and our operational and financial infrastructure. There are no guarantees we will be able to grow our business in an efficient or timely manner, or at all. Moreover, if we do not effectively manage the growth of our business and operations, the quality of our

growth of our business and operations, the quality of our software could suffer, which could negatively affect our brand, results of operations and overall business.

If We Are Unable to Attract New Customers and Expand Sales to Existing Customers, Our Growth Could Be Slower than We Expect, and Our Business May Be Harmed.
Our success will depend, in part, on our ability to support new and existing customer growth and maintain customer satisfaction. Due to COVID-19, our sales and marketing teams have avoided in-person meetings and are increasingly engaging with customers online and through other communications channels, including virtual meetings. There is no guarantee that in the future our sales and marketing teams will be as successful or effective using these other communications channels as they try to build relationships. If we cannot provide the tools and training to our teams to efficiently do their jobs and satisfy customer demands, we may not be able to achieve anticipated revenue growth as quickly as expected.
Our future growth depends upon expanding sales of our products to existing customers and their organizations and receiving subscription renewals. If our customers do not purchase additional licenses, our revenues may grow more slowly than expected, may not grow at all or may decline. There can be no assurance that our efforts would result in increased sales to existing customers ("upsells") and additional revenues. If our efforts to upsell to our customers are not successful, our business would suffer. Our future growth also depends in part upon increasing our customer base, particularly those customers with potentially high customer lifetime values. Our ability to achieve significant growth in revenues in the future will depend, in large part, upon the effectiveness of our sales and marketing efforts and our ability to attract new customers. Our ability to attract new customers may be adversely affected by newly enacted laws that may prohibit certain sales and marketing activities, such as recent legislation passed in the State of New York, pursuant to which, due to the declared disaster state of emergency attributed to COVID-19, unsolicited telemarketing sales calls are prohibited. If we fail to attract new customers and maintain and expand those customer relationships, our revenues may be adversely affected, and our business will be harmed.

If We Are Unable to Maintain Successful Relationships with Our Channel Partners, Our Business Could Be Adversely Affected.
We rely on channel partners, such as distribution partners and resellers, to facilitate the sales of licenses and support agreements for our software and to perform some of our professional services. In 2021, our channel partners assisted in the fulfillment of substantially all of our sales. Our ability

in the fulfillment of substantially all of our sales. Our ability to achieve revenue growth in the future will depend in part on our success in maintaining successful relationships with our channel partners.

Our agreements with our channel partners are generally non-exclusive, meaning our channel partners may offer customers the products of several different companies. If our channel partners do not effectively market and sell our software, choose to use greater efforts to market and sell their own products or those of others, or fail to meet the needs of our customers, including through the provision of professional services for our software, our ability to grow our business, sell our software and maintain our reputation may be adversely affected. Our contracts with our channel partners generally allow them to terminate their agreements for any reason upon 30 days' notice. A termination of the agreement has no effect on orders already placed. The loss of a substantial number of our channel partners, our possible inability to replace them, or the failure to recruit additional channel partners could materially and adversely affect our results of operations. If we are unable to maintain our relationships with these channel partners, our business, results of operations, financial condition or cash flows could be adversely affected. Finally, even if we are successful, our relationships with channel partners may not result in greater customer usage of our products and professional services or increased revenue.

Our Success Depends in Part on Generating Sales to Customers in the Public Sector.

We anticipate deriving a portion of our revenues from contracts with federal, state, local and foreign governments and government-owned or -controlled entities (such as public health care bodies, educational institutions and utilities), which we refer to as the public sector herein. We believe that the success and growth of our business will continue to depend on our ability to procure public sector contracts. Selling to public sector entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that our efforts will produce any sales. Government demand and payment for our products and services may be impacted by public sector budgetary cycles, or lack of, and funding authorizations, including in connection with an extended government shutdown, with funding reductions or delays adversely affecting public sector demand for our products. Factors that could impede our ability to derive revenue from public sector contracts include:

• changes in public sector fiscal or contracting policies;
• decreases or elimination of available public sector funding;

- changes in public sector programs or applicable requirements;
- the adoption of new laws or regulations or changes to existing laws or regulations;
- potential delays or changes in the public sector appropriations or other funding authorization processes;
- the requirement of contractual terms that are unfavorable to us, such as most-favored-nation pricing provisions; and
- delays in the payment of our invoices by public sector payment offices.

Furthermore, we must comply with laws and regulations relating to public sector contracting, which affect how we and our channel partners do business in both the United States and abroad. These laws and regulations may impose added costs on our business, and failure to comply with these or other applicable regulations and requirements, including non-compliance in the past, could lead to claims for damages from our channel partners, penalties, termination of contracts, and temporary suspension or permanent debarment from public sector contracting. Moreover, governments routinely investigate and audit government contractors' administrative processes, and any unfavorable audit could result in the government refusing to buy our products, which would adversely impact our revenue and results of operations, or institute fines or civil or criminal liability if the audit uncovers improper or illegal activities.

The occurrence of any of the foregoing could cause public sector customers to delay or refrain from purchasing licenses of our software in the future or otherwise have an adverse effect on our business, operations and financial results.

A Failure to Maintain Sales and Marketing Personnel Productivity or Hire and Integrate Additional Sales and Marketing Personnel Could Adversely Affect Our Results of Operations and Growth Prospects.

Our business requires intensive sales and marketing activities. Our sales and marketing personnel are essential to attracting new customers and expanding sales to existing customers, both of which are key to our future growth. We face a number of challenges in successfully expanding our sales force. We must locate and hire a significant number of qualified individuals, and competition for such individuals is intense. In addition, as we expand into new markets with which we have less familiarity and develop existing territories, we will need to recruit individuals who have skills particular to a certain geography or territory, and it may be difficult to find candidates with those qualifications. We may be unable to achieve our hiring or integration goals due to a number of factors, including, but not limited to, the challenge in remotely recruiting employees and adequately training

them due to COVID-19, the number of individuals we hire, challenges in finding individuals with the correct background due to increased competition for such hires, increased attrition rates among new hires and existing personnel as well as the necessary experience to sell our software. Furthermore, based on our past experience in mature territories, it often can take up to six months before a new sales force member is trained and operating at a level that meets our expectations, and during the COVID-19 pandemic such training may take even longer. We invest significant time and resources in training new members of our sales force, and we may be unable to achieve our target performance levels with new sales personnel as rapidly as we have done in the past, or at all, due to larger numbers of hires or lack of experience training sales personnel to operate in new jurisdictions or because of the remote hiring and training process. Our failure to hire a sufficient number of qualified individuals, to integrate new sales force members within the time periods we have achieved historically or to keep our attrition rates at levels comparable to others in our industry may materially impact our projected growth rate.

Failure to Retain, Attract and Recruit Highly Qualified Personnel Could Adversely Affect Our Business, Operating Results, Financial Condition and Growth Prospects. Our future success and growth depend, in part, on our ability to continue to recruit and retain highly skilled personnel and to preserve the key aspects of our corporate culture. Because our future success is dependent on our ability to continue to enhance and introduce new products, we are particularly dependent on our ability to hire and retain engineers. Any of our employees may terminate their employment at any time, and we face intense competition for highly skilled employees. Competition for qualified employees, particularly in New York City, where we have a substantial presence and need for qualified engineers, from numerous other companies, including other software and technology companies, many of whom have greater financial and other resources than we do, is intense. Moreover, to the extent we hire personnel from other companies, we may be subject to allegations that they have been improperly solicited or may have divulged proprietary or other confidential information to us. In addition, during the COVID-19 pandemic, which is characterized as an unstable period, to some extent it may be more difficult to timely attract and train new employees. If we are unable to timely attract, retain or train qualified employees, particularly our engineers, salespeople and key managers, our ability to innovate, introduce new products and compete would be adversely impacted, and our financial condition and results of operations may suffer. Equity options grants are a critical component of our current

compensation programs. If we reduce, modify or eliminate our equity options programs or if there will be decline in our stock price as a result of which the value of our equity compensation shall be lower, we may have difficulty attracting and retaining employees.

Our Failure to Continually Enhance and Improve Our Technology Could Adversely Affect Sales of Our Products. The market is characterized by the exponential growth in enterprise data, rapid technological advances, changes in customer requirements, including customer requirements driven by changes to legal, regulatory and self-regulatory compliance mandates, frequent new product introductions and enhancements and evolving industry standards in computer hardware and software technology. As a result, we must continually change and improve our products in response to changes in operating systems, application software, computer and communications hardware, networking software, data center architectures, programming tools, computer language technology and various regulations. Moreover, the technology in our products is especially complex because it needs to effectively identify and respond to a user's data retention, security and governance needs, while minimizing the impact on system and user performance. Our products must also successfully interoperate with products from other vendors.
While we extend our technological capabilities though innovation and strategic transactions, we cannot guarantee that we will be able to anticipate future market needs and opportunities or be able to extend our technological expertise and develop new products or expand the functionality of our current products in a timely manner or at all. Even if we are able to anticipate, develop and introduce new products and expand the functionality of our current products, there can be no assurance that enhancements or new products will achieve widespread market acceptance.
 Our product enhancements or new products could fail to attain sufficient market acceptance for many reasons, including:
• failure to accurately predict market demand in terms of product functionality and to supply products that meet this demand in a timely fashion;
• inability to interoperate effectively with the database technologies and file systems of prospective customers;
• defects, errors or failures;
• negative publicity or customer complaints about performance or effectiveness; and
• poor business conditions, causing customers to delay IT purchases.
If we fail to anticipate market requirements or stay abreast of technological changes, we may be unable to successfully

of technological changes, we may be unable to successfully introduce new products, expand the functionality of our current products or convince our customers and potential customers of the value of our solutions in light of new technologies. Accordingly, our business, results of operations and financial condition could be materially and adversely affected.

If Our Technical Support, Customer Success or Professional Services Are Not Satisfactory to Our Customers, They May Not Renew Their Subscription Licenses or Buy Future Products, Which Could Adversely Affect Our Future Results of Operations.

Our business relies on our customers' satisfaction with the technical support and professional services we provide to support our products. Our customers have no obligation to renew their subscription licenses with us after the initial terms have expired. For us to maintain and improve our results of operations, it is important that our existing customers renew their subscription licenses when the existing contract term expires.

If we fail to provide technical support services that are responsive, satisfy our customers' expectations and resolve issues that they encounter with our products and services, then they may elect not to purchase or renew subscription licenses and they may choose not to purchase additional products and services from us. Accordingly, our failure to provide satisfactory technical support or professional services could lead our customers not to renew their agreements with us or renew on terms less favorable to us, and therefore have a material and adverse effect on our business and results of operations.

Because we derive substantially all of our revenues and cash flows from sales of licenses from a single platform of products, failure of the products in the platform to satisfy customers or to achieve increased market acceptance would adversely affect our business.

All our revenues are generated from sales of licenses for our file encryption software and we expect to continue to derive the majority of our revenues from license sales relating to the file encryption software in the future. As such, market acceptance of this product is critical to our continued success. Demand for licenses for our encryption software is affected by a number of factors, some of which are outside of our control, including continued market acceptance of our software by referenceable accounts for existing and new use cases, technological change and growth or contraction in our market. We expect the proliferation of enterprise data to lead to an increase in the demand for data security of our customer, and our encryption software may not be able to scale and perform to meet those demands. If we are unable to continue to meet customer demands or to achieve more widespread

market acceptance of our software, our business, operations, financial results and growth prospects will be materially and adversely affected.

If Our Software is Perceived as Not Being Secure, Customers May Reduce the Use of or Stop Using Our Software, and We May Incur Significant Liabilities.
Our software involves encryption of customer files and the transmission of data between desktop and mobile computers, and may in the future involve the storage of data. Any security breaches with respect to such data could result in the loss of this information, litigation, indemnity obligations and other liabilities. The security of our products and accompanied services is important in our customers' decisions to purchase or use our products or services. Security threats are a significant challenge to companies like us whose business is providing technology products and services to others. Security measures might be breached as a result of third-party action, employee error, malfeasance or otherwise. We also incorporate open source software and other third-party software into our products. There may be vulnerabilities in open source software and third-party software that may make our products likely to be harmed by cyberattacks. Moreover, our products operate in conjunction with and are dependent on products and components across a broad ecosystem of third parties. If there is a security vulnerability in one of these components, and if there is a security exploit targeting it, such security vulnerability may adversely impact our product vulnerability and we could face increased costs, liability claims, reduced revenue, or harm to our reputation or competitive position. Because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.
There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim.
Any or all of these issues could tarnish our reputation, negatively impact our ability to attract new customers or sell additional products to our existing customers, cause existing customers to elect not to renew their maintenance and support agreements or subject us to third-party lawsuits, regulatory fines or other action or liability, thereby adversely affecting our results of operations.

Our Use of Open Source Software Could Negatively Affect Our Ability to Sell Our Software and Subject us to Possible Litigation.
We use open source software and expect to continue to

use open source software in the future. Some open source software licenses require users who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost. We may face ownership claims of third parties over, or seeking to enforce the license terms applicable to, such open source software, including by demanding the release of the open source software, derivative works or our proprietary source code that was developed using such software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business and results of operations. In addition, if the license terms for the open source code change, we may be forced to re-engineer our software or incur additional costs. Finally, while we implement policies and procedures, we cannot provide assurance that we have incorporated open source software into our own software in a manner that conforms with our current policies and procedures and we cannot assure that all open source software is reviewed prior to use in our solution, that our programmers have not incorporated open source software into our solution, or that they will not do so in the future.

In addition, our solution may incorporate third-party software under commercial licenses. We cannot be certain whether such third-party software incorporates open source software without our knowledge. In the past, companies that incorporate open source software into their products have faced claims alleging noncompliance with open source license terms or infringement or misappropriation of proprietary software. Therefore, we could be subject to suits by parties claiming noncompliance with open source licensing terms or infringement or misappropriation of proprietary software. Because few courts have interpreted open source licenses, the manner in which these licenses may be interpreted and enforced is subject to some uncertainty. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our solution. As a result of using open source software subject to such licenses, we could be required to release proprietary source code, pay damages, re-engineer our solution, limit or discontinue sales or take other remedial action, any of which could adversely affect our business.

Multiple Factors May Adversely Affect Our Ability to Fully Utilize Our Net Operating Loss Carryforwards.
A U.S. corporation's ability to utilize its federal net operating loss ("NOL") carryforwards is limited under

operating loss ("NOL") carryforwards is limited under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), if the corporation undergoes an ownership change.

As of March 2024, we have accumulated an $29,063,422 net operating loss ("NOL") since inception. Future changes in our stock ownership, including future offerings, as well as changes that may be outside of our control, could result in a subsequent ownership change under Section 382, that would impose an annual limitation on NOLs. In addition, the cash tax benefit from our NOLs is dependent upon our ability to generate sufficient taxable income. Accordingly, we may be unable to earn enough taxable income in order to fully utilize our current NOLs.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Our Future Success Depends on Our Ability to Build and Sell New Products. There can be no assurance that we will be successful in successfully executing on our plans and growing our business.

The market for browser Security Software within the Managed Service Provider industry is New and Unproven and May Not Grow. We believe our future success depends in large part on the growth of the market for browser security software within the managed service provider industry. In order for us to market and sell our products, we must successfully demonstrate to managed service providers the potential value of browser security for their respective customers. We must persuade them to devote a portion of their overall cyber security offering to include browser security software. We cannot provide any assurance that managed service providers will recognize the need for our products or, if they do, that they will decide that they need a solution that offers multi-tenant browser security. Browser security software like ours may not yet be viewed as anecessity, and accordingly, our sales effort is and will continue to be focused in large part on explaining the need for, and value offered by, our solution. We can provide no assurance that the market for our solution will continue to grow at its current rate or at all. The failure of the market to develop would materially adversely impact our results of operations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS

FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred A2	2898750	2898749	Yes ⌄
Preferred A1	10132348	10132347	Yes ⌄
Common Stock	22000000	5282006	Yes ⌄

Securities Reserved for

Class of Security	Issuance upon Exercise or Conversion
Warrants:	
Options:	3,911,994

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Daniel H. Gallancy
Issue date	03/10/20
Amount	$5,051,694.00
Outstanding principal plus interest	$5,051,694.00 as of 03/17/24
Interest rate	1.5% per annum
Maturity date	07/08/27
Current with payments	Yes

As of Mar 18, 2024, the principal due under this Note was $5,051,694. The Note matures on July 8, 2027 and has an interest rate of 1.5% per year.

Loan

Lender	The Diamond Sapphire Club LLC
Issue date	06/23/21
Amount	$12,731,500.00
Outstanding principal plus interest	$12,731,500.00 as of 03/17/24
Interest rate	1.5% per annum
Maturity date	06/24/27
Current with payments	Yes

As of Mar 18, 2024, the principal due under this Note was $12,731,500. The Note matures on June 24, 2027 and has an interest rate of 1.5% per year.

Loan

Lender	Lighter Capital, Inc.
Issue date	09/21/23
Amount	$400,000.00
Outstanding principal plus	$400,000.00 as of

Outstanding principal plus interest	$400,000.00 as of 03/14/24
Interest rate	19.82% per annum
Maturity date	09/21/25
Current with payments	Yes

The loan is a revenue-based financing agreement with Lighter Capital under which we are to pay 19% of cash revenue receipts each month until the total amount repaid is $488,000. The effective interest rate on the loan is between 18.94% and 19.82% depending on the specific amounts paid per month

Convertible Note

Issue date	06/26/23
Amount	$3,000,000.00
Interest rate	4.5% per annum
Discount rate	20.0%
Valuation cap	$29,000,000.00
Maturity date	09/27/24

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
4/2023	Regulation Crowdfunding	SAFE	$4,932,828	General operations
6/2023	Regulation D, Rule 506(b)	Convertible Note	$3,000,000	General operations
6/2023	Other	SAFE	$253,439	General operations
7/2023	Regulation D, 506(c)	SAFE	$1,452,427	General operations
11/2023	Regulation Crowdfunding	SAFE	$4,407,757	General operations
2/2024	Regulation D, Rule 506(c)	SAFE	$110,000	General operations
6/2024	Regulation Crowdfunding	SAFE	$107,544	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the

beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	The Diamond Sapphire Club LLC
Amount Invested	$3,000,000.00
Transaction type	Convertible note
Issue date	06/27/23
Interest rate	4.5% per annum
Discount rate	20.0%
Maturity date	09/27/24
Valuation cap	$29,000,000.00
Relationship	CEO is the sole member of the LLC

Name	Daniel H. Gallancy
Amount Invested	$5,051,694.00
Transaction type	Loan
Issue date	03/10/20
Outstanding principal plus interest	$5,051,694.00 as of 03/17/24
Interest rate	1.5% per annum
Maturity date	07/08/27
Current with payments	Yes
Relationship	CEO of Atakama Inc.

Name	The Diamond Sapphire Club LLC
Amount Invested	$12,731,500.00

Transaction type	Loan
Issue date	06/23/21
Outstanding principal plus interest	$12,731,500.00 as of 03/17/24
Interest rate	1.5% per annum
Maturity date	06/24/27
Current with payments	Yes
Relationship	The Diamond Sapphire Club LLC is affiliated with Daniel H. Gallancy, the Company's CEO

Name	Daniel H. Gallancy
Amount Invested	$2,300,000.00
Transaction type	Loan
Issue date	10/28/21
Outstanding principal plus interest	$0.00 as of 12/30/21
Interest rate	4.0% per annum
Maturity date	12/31/21
Current with payments	Yes
Relationship	CEO of Atakama Inc.

Name	The Diamond Sapphire Club LLC
Amount Invested	$3,000,000.00
Transaction type	Convertible note
Issue date	06/26/23
Interest rate	4.5% per annum
Discount rate	20.0%
Maturity date	09/27/24
Valuation cap	$29,000,000.00
Relationship	CEO is the sole member of the LLC

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this

statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Atakama transforms the web browser into a secure workspace, protecting against Phishing and Malware.

Atakama was born through its founders' experience in the Bitcoin and cryptocurrency world, where the best-in-class security mechanisms distribute pieces of data across numerous devices. The concept is similar to having a paper password and splitting it across a dozen safe deposit

boxes: it's inherently far more difficult to attack. If this approach exists to protect the most valuable financial assets on the planet, why not apply the same concept to protecting privacy and enhancing security for sensitive data?

Milestones

Atakama Inc. was incorporated in the State of Delaware in March 2014.

Since then, we have:

- Atakama successfully raises $11M from the crowd over the last 18 months (via Reg CF and Reg D)

- Atakama expands its product portfolio and targets the $329B Managed Service Provider (MSP) market.

- MSPs service Small and Medium-sized Businesses (SMBs) representing $370B in tech spend.

- 18+ months spent with over 30 MSP design partners influencing product and go-to-market strategy.

- Early Access Beta Program announced in January 2024 - over 40 deployments to date.

- The general availability of the Atakama Browser Security Platform is to be announced in March 2024.

- The Atakama Browser Security Platform enables monthly recurring revenue for the business.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2024, the Company had revenues of $599,957 compared to the year ended December 31, 2023, when the Company had revenues of $1,129,188. , and 100.0% in 2023.

- *Assets*. As of December 31, 2024, the Company had total assets of $4,956,186, including $3,568,775 in cash. As of December 31, 2023, the Company had $7,531,328 in total assets, including $6,908,824 in cash.

- *Net Loss*. The Company has had net losses of $6,773,136 and net losses of $6,468,926 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities*. The Company's liabilities totaled $18,280,204 for the fiscal year ended December 31, 2024 and $18,280,204 for the fiscal year ended December 31, 2023.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $21,476,209 in debt, $3,000,000 in convertibles, and $4,771,196 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 14 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Atakama Inc. cash in hand is $1,891,961, as of March 2025. Over the last three months, revenues have averaged $35,517/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $594,213/month, for an average burn rate of $558,696 per month. Our intent is to be profitable in 48 months.

Since the end date covered by our financials, 12/31/24, we continue to develop our browser security product, increase headcount, and focus on growing sales.

In the next three to six months, we expect our revenue to remain flat. We expect our average expenses to remain consistent with our past average expenses for the prior three months.

We are not yet profitable. We expect to be profitable in approximately five years. We therefore will need to raise additional capital during that period.

We have no other sources of capital available to us at this time. We are not yet profitable.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior

operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Daniel H. Gallancy, certify that:

(1) the financial statements of Atakama Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Atakama Inc. included in this Form reflects accurately the information reported on the tax return for Atakama Inc. filed for the most recently completed fiscal year.



Daniel H. Gallancy

CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power

of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the

Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.atakama.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

   Financials 1
   Financials 2

Appendix D: Director & Officer Work History

   Daniel H. Gallancy
   Dimitri Nemirovsky
   Scott Glazer

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

 SPV Subscription Agreement - Early Bird

 Early Bird Atakama $45M SAFE 2024

 SPV Subscription Agreement

 Atakama $50M SAFE 2024

Appendix C: Financial Statements

 Financials 1

 Financials 2

Appendix D: Director & Officer Work History

 Daniel H. Gallancy

 Dimitri Nemirovsky

 Scott Glazer

 Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Atakama Inc.

By

Daniel H. Gallancy

CEO and co-founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and

Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Daniel H. Gallancy

CEO and co-founder
3/18/2025

Dimitri Nemirovsky

COO
3/27/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.